

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2025

Richard Heppenstall
Executive Vice President, Chief Financial Officer and Treasurer
ZimVie Inc.
4555 Riverside Drive
Palm Beach Gardens, Florida 33410

> **Re: ZimVie Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2024**
> **Form 8-K filed February 26, 2025**
> **File No. 001-41242**

Dear Richard Heppenstall:

We have reviewed your filings and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2024

15. Segment Data, page 65

1.   Please tell us how you have complied with the requirements to disclose significant segment expenses and other segment items required by ASC 280-10-50-26A and 26B or explain how you intend to revise your disclosures to comply with this guidance. If you have no significant expense categories, tell us where and how you explain the nature of the expense information the CODM uses to manage operations as required by ASC 280-10-50- 26C or explain how you intend to revise your disclosures to comply with this guidance.

8-K Filed February 26, 2025

Exhibit 99.1

2.   Please expand the footnote disclosures you provide for the adjustments made to US GAAP measures to arrive at non-GAAP measures to discuss all material components and to quantify each component. For example, footnote 1 for the restructuring and other cost reduction initiatives includes employee termination benefits and

professional fees; and footnote 7 includes the tax effects of the adjustments and for management expectations without additional explanation.

3.   We note the other charges adjustment used to calculate multiple non-GAAP performance measures for inventory write-offs related to restructurings and the step-up amortization of property, plant and equipment. Please address the following:

- Quantify the components of the adjustment for each period presented.
- With reference to ASC 420-10-S99-3, tell us your consideration of the guidance in Question 100.01 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures for the inventory write-offs portion of the adjustment.
- Tell us your consideration of the guidance in Question 100.04 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures for the step-up amortization of property, plant and equipment portion of the adjustment reflecting part, but not all, of an accounting concept.

4.   We note that the acquisition, integration, divestiture and related adjustment includes $2.4 million for professional services fees related to the evaluation of strategic alternatives for your portfolio. Please provide us with an explanation of the nature of these professional fees along with your consideration of the guidance in Question 100.01 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

5.   We note your reconciliation for EBITDA and Adjusted EBITDA in which you include an adjustment for depreciation and amortization of $33.2 million compared to the $34.3 million of depreciation and amortization included in the statement of cash flows. Further, we note that footnote 5 for the other charges adjustment continues to reference property, plant and equipment amortization. Please address this inconsistency.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Tayyaba Shafique at 202-551-2110 or Tracey Houser at 202-551-3736 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Industrial Applications and
                                        Services